Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 333-170139) on Form S-8 of Airgas, Inc. of our report dated March 30, 2015, with respect to the statements of financial position of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan as of December 31, 2014 and 2013, and the related statements of changes in participants’ equity for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 30, 2015